06016151

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1 (13)
August 9, 2006 at 1:00 pm

RECEIVED
2006 AUG 18 P 2:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY - JUNE 2006, IFRS
Net sales grew by 7% and earnings improved

- Amer Sports' net sales grew by 7% to EUR 739.2 million (EUR 689.9 million in 2005). In local currencies, net sales grew by 4%.
- Earnings before interest and taxes (EBIT) amounted to EUR -7.4 million (-14.2) and earnings per share to EUR -0.19 (-0.23).
- The three-year turnaround initiative to improve profitability that was started at Salomon last December is progressing in line with plans. Social plan negotiations were concluded.
- It is estimated that Amer Sports' net sales in 2006 will amount to EUR 1.8 billion (2005: EUR 1,732 million). Earnings per share in 2006 are expected to come in at EUR 0.95-1.05 (Q1/2006 guidance: EUR 0.90-1.05).

SUPPL

EUR million	Q2/ 2006	Pro forma Q2/ 2005	Change %	1-6/ 2006	Pro forma 1-6/ 2005	Change %	Pro forma 2005
Net sales	321.8	304.9	6	739.2	689.9	7	1,732.0
Gross profit	131.2	121.3	8	285.0	264.8	8	684.4
EBIT	-9.0	-11.2	20	-7.4	-14.2	48	117.1
Financial income and expenses	-6.4	-5.5	-16	-11.3	-10.5	-8	-24.0
Earnings before taxes	-15.4	-16.7	8	-18.7	-24.7	24	93.1
Net result	-10.9	-11.1	2	-13.3	-16.1	17	62.2
Earnings per share, EUR	-0.16	-0.16		-0.19	-0.23		0.87

In the reporting of profit and loss statement information and earnings per share for 2006, Amer Sports uses pro forma figures for 2005 - in which Salomon has been accounted for as from January 1, 2005 - as its comparison information. The figures do not include non-recurring items related to the Salomon acquisition. More information on the use of pro forma figures has been provided in the stock exchange bulletin released on April 20, 2006.

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

CEO Roger Talermo, January - June 2006:

"Trends in the sports and leisure markets were favorable in the first half of the year. During the review period, Amer Sports' net sales rose by 7%. In local currency terms net sales grew by 4%.

"The seasonality of business areas was evident in the second quarter, which is the quietest season of the year for the winter sports business. On the whole, the amount of orders placed for both Salomon's and Atomic's winter sports equipment for the 2006/07 season is higher than in the previous year.

"The earnings trends of Salomon and Precor were particularly positive in the review period. The factors underlying the improvement in Salomon's earnings were sales growth and better cost control. Precor's EBIT also rose substantially thanks to growth in sales and improved sales margins. The Golf Division fell short of its objectives, burdening Wilson's result.

"2006 is a transitional year for Salomon and it is proceeding as planned. The social plan negotiations initiated in December were concluded. As a result a total of 370 positions were cut as from June 23, 2006. In addition, great

progress has been made in finding synergies for industrial cooperation between Atomic and Salomon. These changes will be carried through next year.

"We estimate that the positive trend in the demand for sports equipment will hold during the rest of the year."

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

A press conference on Amer Sports' financial results for the January-June period of 2006 will be held for analysts and the media today at 3 pm Finnish time at Amer Sports' Helsinki headquarters (Mäkelänkatu 91). The conference can be viewed as a live webcast on Amer Sports' site at www.amersports.com.

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY - JUNE 2006
(IFRS)

In the January - June period of 2006, Amer Sports' net sales were EUR 739.2 million (January - June 2005: EUR 689.9 million). EBIT came in at EUR -7.4 million (-14.2). Earnings before taxes was EUR -18.7 million (-24.7). Earnings per share were EUR -0.19 (-0.23).

In 2006, Amer Sports' net sales are expected to be EUR 1.8 billion (2005: EUR 1,732 million). Earnings per share in 2006 are expected to come in at EUR 0.95-1.05 (Q1/2006: EUR 0.90-1.05).

APRIL - JUNE NET SALES AND EBIT

In the April - June period, the Group's net sales were up 5% in local currency terms and amounted to EUR 321.8 million (304.9). In local currency terms, Salomon's sales rose by 6%, Wilson's by 4%, Precor's by 10% and Suunto's by 11%. The Golf Division's sales decreased by 14% in local currencies, and did not meet expectations.

EBIT was EUR -9.0 million (-11.2), including EUR 2.0 million in insurance claims paid for a fire on the premises of Suunto's subcontractor. On the other hand, EBIT in the same period last year was improved by EUR 5.9 million from the sale of properties. Net financial expenses amounted to EUR 6.4 million (5.5). Earnings before taxes were EUR -15.4 million (-16.7).

JANUARY - JUNE NET SALES AND EBIT

Amer Sports' net sales in the January-June period of 2006 grew by 7% to EUR 739.2 million (EUR 689.9 million in 2005). In local currencies, net sales grew by 4%.

Net sales by business segment were as follows: Salomon, 27%, Wilson, 46%, Precor, 18%, Atomic, 4%, and Suunto, 5%. In local currency terms, Salomon's sales rose by 10% and Precor's by 12%. The net sales of Wilson and Suunto remained on a par with the corresponding period of last year.

Atomic's net sales declined by 16%. The distribution of Asics products, a non-core category for Atomic, ended in Austria, reducing Atomic's net sales by EUR 7.2 million. Exclusive of the effect of Asics, its net sales rose by 7%.

The split of net sales by market area were as follows: the Americas (including Latin America), 54%, EMEA (Europe, the Middle East and Africa), 35%, and Asia Pacific, 11%. Sales grew by 11% in the Americas, by 3% in EMEA and by 6% in Asia Pacific. Net sales growth in local currencies by market area was: the Americas, 4%, EMEA, 3%, and Asia Pacific, 6%.

The Group's EBIT amounted to EUR -7.4 million (-14.2). The earnings trends of Salomon and Precor were especially strong.

Earnings before taxes was EUR -18.7 million (-24.7). Earnings per share were EUR -0.19 (-0.23). Net financial expenses amounted to EUR -11.3 million (-10.5).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 12.9 million (7.2). The Group's depreciation was EUR 16.1 million (16.9).

RESEARCH AND DEVELOPMENT

EUR 28.7 million (28.7) was invested in research and development, representing 3.9% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of June totaled EUR 504.2 million (December 31, 2005: EUR 601.0 million). The primary factor underlying the decline in net debt compared to the turn of the year was the seasonality of business operations: sales income in the winter sports business largely comes in during Q1.

Cash flow from operating activities after interest and taxes was EUR 135.4 million (37.0). Net cash flow from investing activities was EUR -48.0 million (3.6), including the final transaction price paid for the Salomon acquisition.

Of the credit facility of EUR 575 million agreed in December 2005, EUR 250 million is in use, and the committed unused portion is EUR 325 million. The credit facility will mature at the end of 2010. Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 275 million had been used on June 30, 2006.

Liquid assets amounted to EUR 40.7 million at the end of the period (24.5).

The equity ratio was 32.4% (June 30, 2005: 56.4%) and gearing was 106% (28%).

PERSONNEL

At the end of the period, the Group had 6,832 employees (4,367), of whom 2,542 worked for Salomon. The Group had an average of 6,824 employees (4,333) during the period. At the end of the period, 2,718 (2,237) were employed in the Americas, 3,634 (1,728) in EMEA, and 480 (402) in Asia Pacific.

AMER SPORTS' SHARES AND SHAREHOLDERS

At the close of the report period, Amer Sports had 14,452 registered shareholders. 54.7% (53.7%) of the shares were owned by foreigners.

During the review period, a total of 35.4 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 585.0 million. The share turnover was 49.5%.

At the close of the period on the Helsinki Stock Exchange, the last trade in Amer Sports Corporation shares was done at a price of EUR 16.33. The high for

the year on the Helsinki Stock Exchange was EUR 18.01 and the low EUR 14.75. The average share price was EUR 16.54.

At the end of June, the Company had a market capitalization of EUR 1,167.4 million (1,121.3).

On June 30, 2006, the Company's share capital totaled EUR 285,940,440 and the total number of shares was 71,485,110. On July 13, 2006, 15,450 shares were subscribed for with the warrants from 2002. The corresponding increase in the share capital, EUR 61,800, was entered in the Trade Register on July 13, 2006. As a result of this increase, the share capital totals EUR 286,002,240 and the total number of shares in issue is 71,500,560.

On January 27, 2006, Franklin Resources Inc announced that the total number of shares held by the funds and individual investors under its control represented 5.02% of Amer Sports Corporation's share capital and votes. In March, Franklin Resources Inc announced that its shareholding had declined to 4.99%.

At the end of the period, the Board of Directors had no outstanding authorizations to issue shares.

BUSINESS SEGMENTS

SALOMON

EUR million	Q2/ 2006	Pro forma Q2/ 2005	Change %	1-6/ 2006	Pro forma 1-6/ 2005	Change %	Pro forma 2005
Net sales							
Winter Sports Equipment	21.0	20.8	0	64.4	59.1	9	348.6
Apparel and Footwear	31.1	27.7	12	81.8	71.2	15	175.6
Mavic	24.3	23.2	5	53.5	48.6	10	99.3
Net sales, total	76.4	71.7	7	199.7	178.9	12	623.5
EBIT	-17.9	-23.3	23	-40.3	-47.8	16	18.1

Salomon's sales continued to grow. Comparable net sales in local currencies rose by 10% in the January-June period. The breakdown of net sales was as follows: Winter Sports Equipment, 32%, Apparel and Footwear, 41%, and Mavic, 27%. The Americas generated 21% of net sales, EMEA 68% and Asia Pacific 11%. Sales rose in all market areas.

Salomon's EBIT came in at EUR -40.3 million (-47.8). The factors underlying the improvement in earnings were sales growth and better cost control. Due to seasonal variations, Salomon's deliveries of winter sports equipment largely take place in the latter half of the year, for which reason the first two quarters of the year are loss making.

Business areas

Net sales of Salomon's Winter Sports Equipment rose by 8% in local currency terms. Sales increased thanks to favorable winter conditions in almost all market areas. Of the product groups, strongest sales growth was generated especially by crosscountry skiing equipment.

The amount of orders for the 2006/07 season is good, and the order books for almost all the key winter sports products are higher than last year.

Net sales of Apparel and Footwear grew by 11% in local currency terms. The good trend in sales of outdoor footwear was boosted by the new Soft Shell technology. The order book for Salomon's and Arc'teryx's winter apparel improved.

The net sales of the bicycle component manufacturer Mavic grew by 9% in local currency terms. The highest sales growth was seen in basic rims. In July, Mavic signed a new five-year follow-up agreement with the Tour de France.

The social plan negotiations initiated in December at Salomon S.A. to restructure the company were concluded in line with plans. As a result of the negotiations, a total of 370 positions will be cut as from June 23, 2006. Most of the cuts were made on June 23, 2006.

Great progress has been made with the plans for industrial cooperation between Atomic and Salomon. These changes will be carried through next year.

2006 is a transitional year for Salomon and it is proceeding in line with plans. Amer Sports estimates that it will gradually achieve annual cost-savings of over EUR 40 million by the end of 2008.

WILSON

EUR million	Q2/ 2006	Q2/ 2005	Change %	1-6/ 2006	1-6/ 2005	Change %	2005
Net sales							
Racquet Sports	69.2	62.0	12	134.9	123.0	10	225.4
Team Sports	51.5	45.7	13	126.9	109.6	16	203.8
Golf	38.8	44.6	-13	76.0	92.0	-17	141.2
Net sales, total	159.5	152.3	5	337.8	324.6	4	570.4
EBIT	17.2	16.2	6	41.5	42.3	-2	52.1
ROCE, 12-month rolling average				35.6	42.0		36.9

Wilson's comparable net sales in local currencies remained at last year's level. The breakdown of net sales was as follows: Racquet Sports, 40%, Team Sports, 38%, and Golf, 22%. Of the net sales, the Americas generated 67%, EMEA 20% and Asia Pacific 13%. Sales growth were 1% in the Americas and 2% in EMEA. In Asia Pacific, sales were down 9%. The decline was affected by the lower sales of racket sports products and golf products in Japan.

Wilson's EBIT was down -2% to EUR 41.5 million. The decline was due to weaker than expected earnings of the Golf Division.

Business areas

The Racquet Sports Division continued to perform well. Wilson is the leader in tennis. Of the product groups, the best growth was seen in accessories and footwear. Net sales of Racquet Sports increased by 7% in local currencies.

The development of Team Sports remained good. Net sales were up 10% in local currencies. Sales of all key product groups were up on the corresponding period of last year.

The Golf Division's sales were down 20% in local currencies, and did not measure up to expectations. The new distribution strategy focusing on the major customers in the United States cut into the net sales of the Golf Division.

PRECOR

EUR million	Q2/ 2006	Q2/ 2005	Change %	1-6/ 2006	1-6/ 2005	Change %	2005
Net sales	59.3	54.5	9	132.2	113.5	16	252.1
EBIT	4.1	4.6	-11	16.1	10.4	55	31.1
ROCE, 12-month rolling average				56.2	40.8		51.2

Precor's net sales were up 12% in local currency terms. Of the net sales, the Americas generated 80%, EMEA 14% and Asia Pacific 6%. Sales were up 14% in the Americas and 13% in EMEA, while in Asia Pacific they remained at the same level as in the corresponding period of the previous year.

Precor's EBIT rose substantially to EUR 16.1 million. EBIT was boosted by sales growth and better sales margins. Non-recurring warranty expenses had a negative impact on the second quarter EBIT.

Fitness club operators who are consolidating their operations increasingly value fitness equipment manufacturers - such as Precor - that offer end-to-end solutions: cardio and strength training equipment as well as services and entertainment systems. Demand for entertainment systems, in particular, is on the rise in all market areas. Commercial sales saw growth in North America. Growth gained momentum particularly from the demand for the new Experience Series treadmills and exceptionally good sales to fitness clubs and the public sector.

Hilton Hotels Corporation and Precor partnered up: Fitness by Precor facilities will be launched in North America at Hilton, Doubletree® and Embassy Suites Hotels® and the Waldorf=Astoria in New York. The Precor equipment is scheduled to be installed by the end of 2007. At hotels where the current fitness equipment is under three years old, Precor equipment will be installed by 2009.

Total growth in the market for home fitness equipment leveled off. However, demand for elliptical trainers has remained solid.

ATOMIC

EUR million	Q2/ 2006	Q2/ 2005	Change %	1-6/ 2006	1-6/ 2005	Change %	2005
Net sales	5.6	7.8	-28	29.3	34.3	-15	214.0
EBIT	-12.2	-12.1	-1	-21.6	-20.5	-5	22.2
ROCE, 12-month rolling average				21.1	24.8		20.6

Atomic's net sales declined by 16% in local currencies. Of the net sales, the Americas generated 22%, EMEA 69% and Asia Pacific 9%. Sales declined by 25% in the Americas and 16% in EMEA, but grew by 22% in Asia Pacific.

The distribution of Asics products, a non-core category for Atomic, ended in Austria, depressing net sales by EUR 7.2 million. Exclusive of the effect of Asics, net sales would have risen by 7%.

Atomic's EBIT was a loss of EUR 21.6 million (-20.5). Business operations focused on producing equipment for the upcoming winter season. The Winter Sports Division's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October.

Estimating from the level of pre-orders, it is expected that the sales of alpine boots and crosscountry skiing equipment will increase in the 2006/07 season.

Sales of alpine skis and bindings as well as snowboarding equipment are estimated to be at last year's good level.

SUUNTO

EUR million	Q2/ 2006	Q2/ 2005	Change %	1-6/ 2006	1-6/ 2005	Change %	2005
Net sales	21.0	18.6	13	40.2	38.6	4	72.0
EBIT	3.7	1.5	147	4.8	3.2	50	3.4
ROCE, 12-month rolling average				22.0	33.0		14.8

Suunto's net sales remained on a par with the corresponding period of the previous year in local currencies. Of the net sales, the Americas generated 35%, EMEA 53% and Asia Pacific 12%. Sales declined by 14% in the Americas, but rose by 11% in EMEA and by 12% in Asia Pacific. Second-quarter net sales grew by 11% in local currencies.

Suunto's EBIT was up 50% to EUR 4.8 million. There was a fire at a supplier's premises in the second half of 2005. Suunto's result for the review period includes EUR 2.0 million in insurance claims paid for the loss of sales margins due to the fire.

Sales of Suunto's diving instruments increased by 11% during the review period. The trend in sales of Suunto's D9 and D6 diving instruments was particularly favorable. Sales of diving and water sports suits declined.

Sales of wristop computers grew by 14%. The global launch of the Suunto Training System product range for endurance training got under way in June. The products will be available for purchase in fall 2006.

Diving instruments and wristop computers accounted for a total of 69% (62%) of Suunto's net sales.

OUTLOOK FOR 2006

Amer Sports is the world's No. 1 sports equipment company. Its robust position in the sports equipment market means that Amer Sports has a stable platform from which to develop its operations further in line with its strategy.

The Company estimates that the favorable trend in the demand for sports equipment will continue in the latter half of the year.

In 2006, Amer Sports' net sales are expected to be EUR 1.8 billion (2005: EUR 1,732 million). Earnings per share in 2006 are expected to come in at EUR 0.95-1.05 (Q1/2006: EUR 0.90-1.05).

2006 is a transitional year for Salomon. Substantial earnings improvements are expected in 2007 and 2008.

The Interim Report has been prepared in line with IFRS measurement and recognition principles.

EUR million. Unaudited.

CONSOLIDATED RESULTS

	1-6/ 2006	Pro forma 1-6/ 2005	Change %	4-6/ 2006	Pro forma 4-6/ 2005	Change %	Pro forma 1-12/ 2005
NET SALES	739.2	689.9	7	321.8	304.9	6	1,732.0
Cost of goods sold	-454.2	-425.1	-7	-190.6	-183.6	-4	-1,047.6
GROSS PROFIT	285.0	264.8	8	131.2	121.3	8	684.4
License income	9.1	8.6	6	4.1	3.9	5	19.8
Other operating income	4.7	8.5	-45	3.5	7.2	-51	11.1
R&D expenses	-28.7	-28.7	0	-13.9	-14.6	5	-58.6
Selling and marketing expenses	-208.5	-204.1	-2	-98.7	-96.2	-3	-410.9
Administrative and other expenses	-69.0	-63.3	-7	-35.2	-32.8	-7	-128.7
EARNINGS BEFORE INTEREST AND TAXES	-7.4	-14.2	48	-9.0	-11.2	20	117.1
Financing income and expenses	-11.3	-10.5	-8	-6.4	-5.5	-16	-24.0
EARNINGS BEFORE TAXES	-18.7	-24.7	24	-15.4	-16.7	8	93.1
Taxes	5.6	8.7	-36	4.6	5.7	-19	-30.7
Minority interest	-0.2	-0.1		-0.1	-0.1		-0.2
NET RESULT	-13.3	-16.1	17	-10.9	-11.1	2	62.2
Earnings per share, EUR	-0.19	-0.23		-0.16	-0.16		0.87
Earnings per share, diluted, EUR	-0.18	-0.23		-0.15	-0.16		0.86
Adjusted average number of shares in issue, million	71.5	71.4		71.5	71.4		71.4
Adjusted average number of shares in issue, diluted, million	72.4	71.9		72.4	71.9		72.0
Average rates used: EUR 1.00 = USD	1.23	1.29					1.24

CONSOLIDATED RESULTS, COMPARED TO REPORTED LAST YEAR

	1-6/ 2006	1-6/ 2005	Change %	4-6/ 2006	4-6/ 2005	Change %	1-12/ 2005
NET SALES	739.2	511.0	45	321.8	233.2	38	1,363.7
Cost of goods sold	-454.2	-304.1	-49	-190.6	-139.6	-37	-817.1
GROSS PROFIT	285.0	206.9	38	131.2	93.6	40	546.6
License income	9.1	6.7	36	4.1	2.9	41	16.2
Other operating income	4.7	7.9	-41	3.5	7.2	-51	10.4
R&D expenses	-28.7	-15.2	-89	-13.9	-7.8	-78	-39.4
Selling and marketing expenses	-208.5	-132.2	-58	-98.7	-63.2	-56	-302.6
Administrative and other expenses	-69.0	-40.5	-70	-35.2	-20.6	-71	-94.3
Non-recurring items related to the Salomon acquisition							-54.6
EARNINGS BEFORE INTEREST AND TAXES	-7.4	33.6		-9.0	12.1		82.3
Financing income and expenses	-11.3	-2.8		-6.4	-2.1		-9.0
EARNINGS BEFORE TAXES	-18.7	30.8		-15.4	10.0		73.3
Taxes	5.6	-9.7		4.6	-3.1		2.1
Minority interest	-0.2	-0.1		-0.1	-0.1		-0.2
NET RESULT	-13.3	21.0		-10.9	6.8		75.2
Earnings per share, EUR	-0.19	0.29		-0.16	0.09		1.05
Earnings per share, diluted, EUR	-0.18	0.29		-0.15	0.09		1.04
Equity per share, EUR	6.63	6.51					7.46
ROCE, % *)	4.7	17.3					11.3
ROE, %	-5.2	9.1					15.1

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS SEGMENTS

	1-6/ 2006	Pro forma 1-6/ 2005	Change %	4-6/ 2006	Pro forma 4-6/ 2005	Change %	Pro forma 1-12/ 2005
Salomon	199.7	178.9	12	76.4	71.7	7	623.5
Wilson	337.8	324.6	4	159.5	152.3	5	570.4
Precor	132.2	113.5	16	59.3	54.5	9	252.1
Atomic	29.3	34.3	-15	5.6	7.8	-28	214.0
Suunto	40.2	38.6	4	21.0	18.6	13	72.0
Net sales, total	739.2	689.9	7	321.8	304.9	6	1,732.0

EBIT BY BUSINESS SEGMENTS

	1-6/ 2006	Pro forma 1-6/ 2005	Change %	4-6/ 2006	Pro forma 4-6/ 2005	Change %	Pro forma 1-12/ 2005
Salomon	-40.3	-47.8	16	-17.9	-23.3	23	18.1
Wilson	41.5	42.3	-2	17.2	16.2	6	52.1
Precor	16.1	10.4	55	4.1	4.6	-11	31.1
Atomic	-21.6	-20.5	-5	-12.2	-12.1	-1	22.2
Suunto	4.8	3.2	50	3.7	1.5		3.4
Headquarters	-7.9	-1.8		-3.9	1.9		-9.8
EBIT, total	-7.4	-14.2	48	-9.0	-11.2	20	117.1

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-6/ 2006	Pro forma 1-6/ 2005	Change %	4-6/ 2006	Pro forma 4-6/ 2005	Change %	Pro forma 1-12/ 2005
Americas	396.7	358.6	11	176.3	164.2	7	783.3
EMEA	263.0	256.0	3	105.2	100.7	4	758.3
Asia Pacific	79.5	75.3	6	40.3	40.0	1	190.4
Total	739.2	689.9	7	321.8	304.9	6	1,732.0

CONSOLIDATED CASH FLOW STATEMENT

	1-6/ 2006	1-6/ 2005	1-12/ 2005
Net cash from operating activities	135.4	37.0	96.4
Net cash from investing activities	-48.0	3.6	-471.6
Net cash from financing activities			
Dividends paid	-35.9	-35.9	-36.0
Issue of shares	0.2	0.0	0.7
Change in net debt	-58.7	2.0	441.3
Net increase/decrease in cash and cash equivalents	-7.0	6.7	30.8
Cash and cash equivalents at 1 Jan	47.7	17.8	17.9
Cash and cash equivalents at 30 Jun/ 31 Dec	40.7	24.5	48.7

CONSOLIDATED BALANCE SHEET

	30 June 2006	30 June 2005	31 Dec 2005
Assets			
Goodwill	296.9	306.7	311.7
Other intangible non-current assets	212.5	4.2	217.1
Tangible non-current assets	109.0	86.4	113.4
Other non-current assets	72.4	23.2	58.7
Inventories and work in progress	386.3	180.9	301.6
Receivables	353.6	204.2	635.1
Cash and cash equivalents	40.7	24.5	48.7
Assets	1,471.4	830.1	1,686.3
Shareholders' equity and liabilities			
Shareholders' equity	477.4	467.9	536.2
Long-term interest-bearing liabilities	252.2	31.1	256.2
Other long-term liabilities	25.9	12.8	18.0
Current interest-bearing liabilities	292.7	125.5	393.5
Other current liabilities	327.7	169.9	378.3
Provisions	95.5	22.9	104.1
Shareholders' equity and liabilities	1,471.4	830.1	1,686.3
Equity ratio, %	32.4	56.4	31.8
Gearing, %	106	28	112
EUR 1.00 = USD	1.27	1.21	1.18

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total shareholders' equity
Balance at 1 Jan 2005	285.7	0.8	-48.4	0.1	219.9	458.1	3.2	461.3
Translation differences			22.4			22.4		22.4
Cash flow hedges				-1.8		-1.8		-1.8
Dividend distribution					-35.7	-35.7		-35.7
Warrants charged to results					0.6	0.6		0.6
Change in minority interests						0.0	0.1	0.1
Net result					21.0	21.0		21.0
Balance at 30 Jun 2005	285.7	0.8	-26.0	-1.7	205.8	464.6	3.3	467.9
Balance at 1 Jan 2006	285.9	1.3	-14.2	-0.6	260.4	532.8	3.4	536.2

Warrants exercised		0.2				0.2		0.2
Translation differences			-17.9			-17.9		-17.9
Cash flow hedges				7.2		7.2		7.2
Dividend distribution					-35.7	-35.7		-35.7
Warrants charged to results					0.7	0.7		0.7
Change in minority interests						0.0	0.0	0.0
Net result					-13.3	-13.3		-13.3
Balance at 30 Jun 2006	285.9	1.5	-32.1	6.6	212.1	474.0	3.4	477.4

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 June 2006	30 June 2005	31 Dec 2005
Charges on assets	-	-	2.8
Mortgages pledged	4.6	7.1	4.6
Guarantees	4.6	3.8	7.1
Liabilities for leasing and rental agreements	60.0	38.5	60.4
Other liabilities	56.0	57.6	52.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2006	30 June 2005	31 Dec 2005
Nominal value			
Foreign exchange forward contracts	311.0	218.6	404.2
Forward rate agreements	300.0	300.0	200.0
Interest rate swaps	268.0	41.3	277.2
Fair value			
Foreign exchange forward contracts	3.5	-6.9	-5.5
Forward rate agreements	0.2	-0.5	0.1
Interest rate swaps	7.6	0.3	-0.1

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	II 2006	I 2006	IV 2005*)	III 2005*)	II 2005*)	I 2005*)	IV 2004	III 2004
NET SALES								
Salomon	76.4	123.3	255.2	189.4	71.7	107.2	-	-
Wilson	159.5	178.3	119.7	126.1	152.3	172.3	102.4	121.5
Precor	59.3	72.9	80.7	57.9	54.5	59.0	58.6	50.1
Atomic	5.6	23.7	85.9	93.8	7.8	26.5	80.5	88.6
Suunto	21.0	19.2	17.0	16.4	18.6	20.0	19.5	18.2
Net sales, total	321.8	417.4	558.5	483.6	304.9	385.0	261.0	278.4
EBIT								
Salomon	-17.9	-22.4	37.9	28.0	-23.3	-24.5	-	-
Wilson	17.2	24.3	2.9	6.9	16.2	26.1	7.3	6.7
Precor	4.1	12.0	13.6	7.1	4.6	5.8	7.6	4.2
Atomic	-12.2	-9.4	19.0	23.7	-12.1	-8.4	20.5	24.0
Suunto	3.7	1.1	-0.7	0.9	1.5	1.7	2.5	2.0
Headquarters	-3.9	-4.0	-4.9	-3.1	1.9	-3.7	-4.0	-3.0
EBIT, total	-9.0	1.6	67.8	63.5	-11.2	-3.0	33.9	33.9

*) pro forma

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

Amer Sports' Interim Report for January 1 - September 30, 2006 will be released on Wednesday, October 25, 2006.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com